

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 17, 2016

Via E-mail
Mr. J. Allan Funk
President and Chief Executive Officer
Parkway Acquisition Corp.
101 Jacksonville Circle
Floyd, Virginia 24091

> **Re:** **Parkway Acquisition Corp.**
> **Registration Statement on Form S-4**
> **Filed January 20, 2016**
> **File No. 333-209052**

Dear Mr. Funk:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please disclose the total number of shares of Parkway common stock you expect to issue in the merger, as well as the percentage of such shares the former Grayson shareholders collectively will receive and the percentage the former Cardinal shareholders collectively will receive. Please make conforming revisions in second answer on page 2 and in section entitled "Exchange Ratio" on page 10 of the Summary.

Risk Factors, page 23

2. Please add risk factor disclosure to address the material risks associated with the exclusive forum provision in Section 5.6 of your Bylaws.

The Merger

Background of the Merger, page 45

3.   Please disclose how the parties determined the transaction structure and the
        $10.45 per share valuation for Parkway common stock.

4.   We note your disclosure in the penultimate paragraph on page 45 that in "July
        2015, the Cardinal Board vastly expanded CCG's role by contracting with CCG
        to provide the services of a special advisor and consultant, Mr. Litz Van Dyke, to
        take an active role in the strategic planning process." Please provide the
        information required by Item 1015(b) of Regulation M-A for CCG Catalyst
        Consulting Group and Mr. Van Dyke or tell us why you believe this information
        is not required. Please refer to Item 4(b) of Form S-4.

5.   Regarding the July 31, 2015 special meeting of the Cardinal board, please clarify
        whether Bank Street Partners, CCG or Mr. Van Dyke attended the meeting, and if
        any of them did, please clarify their roles at the meeting.

6.   Regarding the exchange ratios in the October 6, 2015 nonbinding letter of intent,
        please expand your disclosure to describe how the parties determined the
        exchange ratios. Please address any negotiations that took place as well as the
        roles, if any, of the advisors to each board of directors.

Opinion of Grayson's Financial Advisor

Other Considerations, page 54

7.   As required by Item 4(b) of Form S-4 and Item 1015(b)(3) and (4) of Regulation
        M-A, please revise your disclosure in the last two paragraphs on page 54 as
        follows:

        •   describe the method used by Grayson to select Raymond James; and

        •   quantify the various fees paid by Grayson to Raymond James, including the
            amount of the customary investment banking fee, the amount of the customary
            fee for advisory services, including the amount contingent upon the closing of
            the merger, and the amount of the retainer.

Opinion of Cardinal's Financial Advisor, page 60

8. As required by Item 4(b) of Form S-4 and Item 1015(b)(3), (4) and (5) of
    Regulation M-A, please revise your disclosure as follows:

    - describe the method used by Cardinal to select Banks Street Partners;

    - quantify the fees paid by Cardinal to Banks Street Partners when it rendered
      its fairness opinion and describe the contingent nature and the amount of the
      fees to be paid to BSP upon the closing of the merger transaction;

    - describe any material relationship that existed during the past two years or is
      mutually understood to be contemplated between Banks Street Partners its
      affiliates, and/or unaffiliated representative and Cardinal or its affiliates and
      any compensation received or to be received as a result of the relationship;
      and

    - state whether Cardinal or an affiliate determined the amount of consideration
      to be paid or whether Banks Street Partners recommended the amount of
      consideration to be paid.

Material United States Federal Income Tax Consequences

Merger as a Tax-Free Reorganization, page 73

9. Please remove the language in the first paragraph that assumes the merger will
    qualify as a reorganization under Section 368 of the Code. Please refer to Section
    III.C.3 of Staff Legal Bulletin No. 19, which is available on our website.

10. Please disclose that you undertake to recirculate and resolicit if the conditions
    concerning receipt of tax opinions from Williams Mullen and Gentry Locke are
    waived and the change in tax consequences is material. Please refer to Section
    III.D.3 of Staff Legal Bulletin No. 19.

11. Please revise the paragraph in bold text on page 76 to eliminate the second
    sentence. Please note that investors are entitled to rely on the tax discussion, and
    the discussion must encompass all material federal income tax consequences.
    Please refer to Section III.D.1 of Staff Legal Bulletin No. 19.

The Merger Agreement

Representations and Warranties, page 78

12.   We note your statements in the first paragraph on page 80 regarding the
        representations and warranties in the merger agreement including the following
        statements:

   •   the representations and warranties "were made solely for the benefit of
        Grayson, Cardinal and Parkway and were not intended to establish matters as
        facts;" and

   •   "The merger agreement is described in, and included as Appendix A to this
        joint proxy statement/prospectus, only to provide you with information
        regarding its terms and conditions, and not to provide any other factual
        information regarding Grayson, Cardinal or Parkway, or their respective
        businesses."

        Please note that the merger agreement appended to your proxy
        statement/prospectus constitutes disclosure to investors, and you are required to
        consider whether additional disclosure is necessary in order to place in context the
        information contained in or otherwise incorporated into that agreement, so that
        such information is not misleading. Please refer to "Report of Investigation
        Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and
        Commission Statement on Potential Exchange Act Section 10(b) and Section
        14(a) Liability," Exchange Act Release No. 51283 (March 1, 2005). Accordingly,
        if you continue to use these cautionary statements, please revise them to remove
        any potential implication that the merger agreement does not constitute disclosure
        under the federal securities laws.

Unaudited Pro Forma Combined Condensed Consolidated Financial Information, page 86

13.   Please revise the header of the pro forma balance sheets and statements of
        operations on pages 88 through 91 to indicate that the pro forma financial
        statements are those of Parkway Acquisition Corp.

14.   Please revise your notes to the unaudited pro forma financial statements to include
        a footnote that presents your preliminary purchase price allocation. In this regard,
        provide a schedule to show the calculation of the purchase price, assets acquired
        and liabilities assumed from Cardinal Bankshares Corp., and preliminary pro
        forma goodwill, if any. Please ensure that the amounts presented can be easily
        reconciled with those amounts discussed on page 92 (Note 1. Pro Forma
        Adjustments).

Pro Forma Combined Condensed Consolidated Statement of Operations, page 89

15.   Please revise to present here and on page 91, historical earnings per share information for Grayson Bankshares, Inc. and Cardinal, and pro forma earnings per share information for Parkway.

Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Information

Note 1. Pro Forma Adjustments, page 92

16.   Please revise your pro forma balance sheet to include an adjustment (and a related footnote) to reflect the capitalization of Parkway and the equity exchange of Grayson and Cardinal. Show the share exchange computations in the related footnote.

17.   Please revise your disclosure related to adjustment 2 to explain in greater detail how you determined this adjustment. To the extent that there are multiple factors contributing to this adjustment, discuss each and quantify the amounts accordingly.

18.   Please revise your disclosure related to adjustment 6 to show your calculations of the various income tax adjustments.

19.   Please revise your disclosure related to adjustment 8 to explain in greater detail how you determined this adjustment.

Note 2. Merger Related Charges, page 93

20.   We note that you included estimates for professional fees, salaries and employee benefits, and data processing and other expenses in your merger related charges. We also note that your estimates include personnel, benefit plans, premises, equipment, and service contracts to determine where the companies may take advantage of redundancies. Please tell us how these estimated adjustments meet the S-X Article 11-02 (b)(6) criteria for pro forma adjustments. Please advise or revise as necessary.

Grayson's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 105

21.   Please revise your Guide III tables and related disclosures to include information for the interim period ended September 30, 2015 (refer to number 3 in the general instructions).

Description of Parkway Common Stock, page 150

22.   Please remove from the italicized introductory paragraph the qualification with respect to Virginia law. Please refer to Rule 411(a) under the Securities Act.

Parkway's Articles of Incorporation and Bylaws, page 151

23.   Please revise this section to add a brief discussion of the exclusive forum provision in Section 5.6 of the Bylaws of Parkway. If neither Grayson nor Cardinal has such a provision in their respective Articles of Incorporation or Bylaws, please also add a discussion consistent with Item 4(a)(4) of Form S-4 in the section entitled "Comparison of Shareholders' Rights" beginning on page 155.

Grayson Bankshares, Inc. Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Allowance for Loan Losses, page F-9

24.   Please revise your disclosure to include your accounting policy for troubled debt restructurings.

Note 5. Allowance for Loan Losses and Impaired Loans, F-16

25.   We note your disclosures on page 108 (Critical Accounting Policies) and within Note 1 on page F-9 (Allowance for Loan Losses) that your allowance is based on specific, general and unallocated components. However, it is not clear where you disclosed the amount of unallocated allowance for the years presented. Please advise and revise to disclose the amount of unallocated allowance in each of your year-end balances.

Agreement and Plan of Merger, Appendix A

26.   Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements.

Opinion of Raymond James & Associates, Inc., Appendix B

27.   Please clarify for us the purpose and intent of the parenthetical clause in the first
       sentence of the last paragraph on page B-4 or delete this apparent limitation on the
       ability of investors to rely on the opinion. In addition, please tell us the legal
       basis for the following sentence in the same paragraph or delete it: "Furthermore,
       this letter should not be construed as creating any fiduciary duty on the part of
       Raymond James to any such party."

Opinion of BSP Securities, LLC, Appendix C

28.   Please request that BSP revise its fairness opinion to delete the limitation on
       reliance in the second to last sentence of the first paragraph on page C-4 of its
       fairness opinion.

Exhibit 8.1

29.   Please request that Williams Mullin revise its tax opinion to opine as to the
       material federal tax consequences of the merger. Please refer to Section III.C.1 of
       Staff Legal Bulletin No. 19.   Please note that a description of the law does not
       satisfy the requirement to provide an opinion on the material tax consequences of
       the transaction. Please refer to Section III.C.2 of Staff Legal Bulletin No. 19.

Exhibit 8.2

30.   Please request that Gentry Locke revise its tax opinion to opine as to the material
       federal tax consequences of the merger. Please refer to Section III.C.1 of Staff
       Legal Bulletin No. 19. Please note that a description of the law does not satisfy
       the requirement to provide an opinion on the material tax consequences of the
       transaction. Please refer to Section III.C.2 of Staff Legal Bulletin No. 19.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the
effective date of the pending registration statement, please provide a written statement
from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Svitlana Sweat at (202) 551-3326 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: Wayne A. Whitham, Jr, Esquire